UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*


                            The Penn Traffic Company
     ---------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    707832329
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                           CR Intrinsic Investors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                December 13, 2007
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------------                             ------------------
CUSIP No. 707832329                                           Page 2 of 10 Pages
---------------------------------                             ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CR Intrinsic Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    805,500
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                805,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            805,500
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------------                             ------------------
CUSIP No. 707832329                                           Page 3 of 10 Pages
---------------------------------                             ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CR Intrinsic Investments, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    805,500
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                805,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            805,500
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------------------                             ------------------
CUSIP No. 707832329                                           Page 4 of 10 Pages
---------------------------------                             ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    805,500
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                805,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            805,500
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 1") amends the Schedule 13D filed with the Securities and Exchange Commission on October 22, 2007 (the "Original Schedule 13D" and, together with this Amendment No. 1, are collectively referred to herein as the "Schedule 13D"). This Amendment No. 1 relates to the shares of common stock, par value $0.01 per share, of The Penn Traffic Company, a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer. Capitalized terms used but not defined herein shall have the meanings given them in the Original
Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by the addition of the following information:

Purchase Agreement
------------------

On December 13, 2007, CR Intrinsic Investments purchased 2,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock") at a price of $1,000 per share, pursuant to the terms of a securities purchase agreement (Exhibit 1 hereto) (the "Purchase Agreement") by and among the Issuer, CR Intrinsic Investments and funds managed by King Street Capital Management, L.L.C. and Bay Harbour Management, L.L.C. (collectively, the "Investors"), dated as of December 13, 2007. CR Intrinsic Investments acquired the Preferred Stock described herein for investment purposes. The Purchase Agreement contains representations and warranties and indemnification obligations.

Series A Convertible Preferred Stock
------------------------------------

The terms of the Preferred Stock are set forth in The Penn Traffic Company Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, Par Value $0.01 Per Share, Exhibit 2 hereto (as corrected by the Certificate of Correction to The Penn Traffic Company Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, Par Value $0.01 Per Share, Exhibit 3 hereto, the "Certificate of Designations").

As set forth in the Certificate of Designations, the Preferred Stock will accrue dividends daily at a rate of 8% of the Stated Amount (as such term is defined in the Certificate of Designation) per annum, payable quarterly whenever funds are legally available and when and as declared by the Issuer's board of directors. Dividends on the Preferred Stock will be cumulative and will compound quarterly whether or not funds are legally available and whether or not declared or paid. No dividend will be declared or paid on Common Stock, or any capital stock of the Issuer ranking junior to the Preferred Stock, unless and until all dividends accrued through the end of the most recently-completed quarter that remain unpaid have been paid in full in cash on the Preferred Stock. In addition, holders of the

Preferred Stock will be entitled to participate on an as-converted basis in any dividends declared on the Common Stock, other than dividends payable in Common Stock for which there will be an antidilution adjustment.

As set forth in the Certificate of Designations, the holders of shares of Preferred Stock shall have the right at any time following the first anniversary of the date of the original issuance of the Preferred Stock to convert any or all of such holder's shares of Preferred Stock into a number of shares of Common Stock equal to the product of the number of shares of Preferred Stock being converted by the quotient of (i) the Stated Amount divided by (ii) the conversion price, initially set at $16.12, but subject to certain adjustments as set forth in the Certificate of Designations.

In the event of a liquidation, winding up or dissolution of the Issuer or a Sale of the Company (as defined in the Certificate of Designations) the holders of the Preferred Stock will be entitled to receive, out of and to the extent of the Issuer's assets legally available therefor, the greater of (x) an amount equal to 108% of the Stated Amount and (y) the amount they would have been entitled to receive if the Preferred Stock had been converted to Common Stock before any distributions are made to holders of Common Stock and all classes of capital stock of the Issuer that do not expressly rank pari passu with or senior to the Preferred Stock.

As set forth in the Certificate of Designations, each holder of shares of Preferred Stock (i) is entitled to vote such shares at a special meeting or annual meeting of the stockholders of the Issuer with the holders of the Common Stock as a single class on all matters submitted for a vote of holders of Common Stock and (ii) shall be entitled to a number of votes equal to the number of votes to which shares of Common Stock issuable upon conversion of such shares of Preferred Stock would have been entitled had such holder of Preferred Stock converted its shares of Preferred Stock into shares of Common Stock on the record date for determining the stockholders of the Issuer eligible to vote (irrespective of the fact that the shares of Preferred Stock will not be convertible into shares of Common Stock until the first anniversary of the date of the original issuance of the Preferred Stock).

In addition, so long as any shares of Preferred Stock are outstanding, the Issuer will not, without the written consent or affirmative vote of the holders of two-thirds of the outstanding shares of Preferred Stock, (i) authorize or issue any securities that rank senior to, or are on par with, Preferred Stock (provided that without any requirement to obtain consent, the Issuer may issue a series of preferred stock that has a different conversion price but is otherwise substantially identical to the terms of the Preferred Stock for an aggregate total purchase price not to exceed $10 million) provided, that, such preferred stock shall be offered to holders of the Preferred Stock on a pro rata basis before being offered to any other person if it is not issued to one ore more persons that is a holder of capital stock of the Issuer as of the date of the filing of the Certificate of Designations, (ii) amend the Certificate of Designations, the Issuer's certificate of incorporation or bylaws (by merger or otherwise) so as to, directly or indirectly, affect adversely any of the specified rights, preferences, privileges or voting rights of holders of the Preferred

Stock, (iii) alter or change the rights, preferences, powers (including without limitation, voting powers) or privileges, powers of the Preferred Stock, (iv) increase or decrease the authorized number of shares of Preferred Stock, (v) redeem, purchase or otherwise acquire for cash any capital stock of the Issuer ranking on par with or junior to the Preferred Stock (other than repurchase of unvested stock options of restricted stock for nominal consideration from employees, officers or directors, or consultants of the Issuer upon termination of employment or service), or (vi) effect any sale of the Issuer, capital reorganization, reclassification or other change of outstanding shares of Common Stock other than in accordance with the terms of the Certificate of Designations.

As set forth in the Certificate of Designations, beginning on the second anniversary of the date of the original issuance of the Preferred Stock, the Issuer shall have the right to redeem all outstanding shares of Preferred Stock on 30 days' notice at a price equal to 100% of the Stated Amount if the market price of the shares of Common Stock equals or exceeds (for at least 20 consecutive trading days) 130% of the initial conversion price of the Preferred Stock (provided that the Preferred Stock shall continue to be convertible into Common Stock until the date of the redemption).

Registration Rights Agreement
-----------------------------

The Issuer and the Investors also entered into a registration rights agreement, dated as of December 13, 2007, Exhibit 4 hereto (the "Registration Rights Agreement").

Pursuant to the Registration Rights Agreement, the Investors have been granted certain registration rights. At any time following the 20th day after the date after which the Issuer has become eligible to file a registration statement covering the public issue of its securities, holders collectively holding greater than 25% of Registrable Securities (as defined in the Registration Rights Agreement), or any lesser percentage if the anticipated aggregate offering price would exceed $5,000,000, may make a written request to the Issuer to register, under the Securities Act of 1933 (the "Securities Act"), the number of Registrable Securities stated in such request, and the Issuer will, as soon as practicable, but in any event within 60 days of delivery of the demand request, file and use its commercially reasonable efforts to cause to become effective as soon as practicable thereafter, but in no event later than 90 days after it receives a demand request, a registration statement under the Securities Act covering such Registrable Securities. The Issuer shall use commercially reasonable efforts to cause the registration statement to remain continuously effective for the lesser of (i) the period during which all Registrable Securities covered by the registration statement are sold and (ii) 180 days. The Issuer will not be obligated to effect more than two registrations under this demand right provision.

Pursuant to the Registration Rights Agreement, if at any time the Issuer proposes to file a registration statement for the sale of Common Stock in an Underwritten Offering (as such term is defined in the Registration Rights Agreement) for its own account and/or another person, the Issuer shall give notice of such proposed Underwritten Offering to the holders of any Registrable Securities and shall offer such holders the opportunity to include in the

Underwritten Offering such number of Registrable Securities as each such holder may request, provided, however, that the amount of Registrable Securities to be offered for the account of such holder may, in certain circumstances, be decreased in accordance with the terms of the Registration Rights Agreements.

Pursuant to the Registration Rights Agreement, any holder of Registrable Securities may request, at any time following the date after which the Issuer has become eligible to file a registration statement on Form S-1, that the Issuer file a registration statement under the Securities Act on Form S-3 covering the sale or other distribution of all or any portion of the Registrable Securities held by such holder if (i) the reasonably expected aggregate gross proceeds would equal or exceed $1,000,000, (ii) the Issuer is a registrant qualified to use Form S-3 to register such Registrable Securities, and (iii) the plan of distribution of the Registrable Securities is other than pursuant to an underwritten public offering.

The foregoing summaries of certain provisions of the Purchase Agreement, the Certificate of Designations (as corrected) and the Registration Rights Agreement are qualified in their entirety by reference to such documents (copies of which are attached hereto as Exhibits 1, 2, 3 and 4).

Except as set forth herein, in the Original Schedule 13D or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by the addition of the following information:

The Purchase Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference. The summary of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto, as Exhibit 1.

The Certificate of Designations is described in Item 4 above, such summary being incorporated in this Item 6 by reference. The summary of the Certificate of Designations in this Schedule 13D is qualified in its entirety by reference to the Certificate of Designations, which is attached hereto, as Exhibit 2.

The Registration Rights Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference. The summary of the Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto, as Exhibit 4.

Except as described herein or in the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting

Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.   Material to be filed as Exhibits.

1.  Exhibit 1 - Securities Purchase Agreement, dated as of December 13, 2007, by and among the Issuer and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Penn Traffic Corporation on December 14, 2007).

2.  Exhibit 2 - Certificate of the Powers, Designations, Preferences and Rights
                of the Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Penn Traffic Corporation on December 14, 2007).

3.  Exhibit 3 - Certificate of Correction (incorporated herein by reference to
                Exhibit 3.2 of the Current Report on Form 8-K filed by Penn Traffic Corporation on December 14, 2007).

4.  Exhibit 4 - Registration Rights Agreement, dated as of December 13, 2007, by and among the Issuer and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Penn Traffic Corporation on December 14, 2007).

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2007


                                             CR INTRINSIC INVESTORS, LLC


                                             By:   /s/ Peter Nussbaum
                                                   -----------------------------
                                                   Name:   Peter Nussbaum
                                                   Title:  Authorized Person


                                             CR INTRINSIC INVESTMENTS, LLC


                                             By:   /s/ Peter Nussbaum
                                                   -----------------------------
                                                   Name:   Peter Nussbaum
                                                   Title:  Authorized Person


                                             STEVEN A. COHEN


                                             By:   /s/ Peter Nussbaum
                                                   -----------------------------
                                                   Name:   Peter Nussbaum
                                                   Title:  Authorized Person